SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
Pioneer Energy Services Corp.
(Name of Issuer)
Common Stock, par value $0.10
(Title of Class of Securities)
723664108
(CUSIP Number)
Jason W. Soncini, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 6, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Indian Creek Investors LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,060,400

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,060,400

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,060,400

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Indian Creek Asset Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,060,400

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,060,400

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,060,400

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Indian Creek Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,060,400

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,060,400

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,060,400

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gary Siegler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,060,400

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,060,400

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,060,400

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14.	TYPE OF REPORTING PERSON

IN, HC

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1").  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
A total of $6,028,360.36 was paid to acquire the shares of Common Stock reported as beneficially owned by the Reporting Persons herein. The funds used to purchase these securities were obtained from the general working capital of the Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.
Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) The Reporting Persons beneficially own Common Stock as follows:
(i)	the Fund beneficially owns 2,060,400 shares of Common Stock, constituting approximately 2.7% of the shares of Common Stock outstanding;
(ii)
the Investment Manager, as the investment manager of the Fund, may be deemed to beneficially own the 2,060,400 shares of Common Stock beneficially owned by the Fund, constituting approximately 2.7% of the shares of Common Stock outstanding;

(iii)
the General Partner, as the general partner of the Fund, may be deemed to beneficially own the 2,060,400 shares of Common Stock beneficially owned by the Fund, constituting approximately 2.7% of the shares of Common Stock outstanding; and

(iv)
Mr. Siegler, as the managing member of each of the Investment Manager and the General Partner, may be deemed to beneficially own the 2,060,400 shares of Common Stock beneficially owned by each of the Investment Manager and the General Partner, constituting approximately 2.7% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 75,571,906 shares of Common Stock outstanding as reported in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) of the Securities Act, as amended, with the Securities and Exchange Commission on December 8, 2016.
Item 5(c) is hereby amended to add the following:
The transactions effected by the Reporting Persons during the past sixty days are set forth on Schedule 1.
Item 5(e) is hereby amended and restated to read as follows:
Effective December 6, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock outstanding.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  December 8, 2016
INDIAN CREEK INVESTORS LP

By:	INDIAN CREEK ASSET MANAGEMENT LLC, as General Partner

By:	/s/ Gary Siegler
	Name:	Gary Siegler
	Title:	Managing Member

INDIAN CREEK CAPITAL MANAGEMENT LLC

By:	/s/ Gary Siegler
	Name:	Gary Siegler
	Title:	Managing Member

INDIAN CREEK ASSET MANAGEMENT LLC

By:	/s/ Gary Siegler
	Name:	Gary Siegler
	Title:	Managing Member

/s/ Gary Siegler
GARY SIEGLER

SCHEDULE 1
Transactions of the Reporting Persons Effected During the Past 60 Days.
The following transactions were effected by Indian Creek Investors LP in the Common Stock:
Date	Amount of Shares (Sold)	Approx. price ($) per Share
10/26/16	(40,000)	4.1857
10/27/16	(40,000)	4.0797
10/28/16	(21,400)	3.9919
10/31/16	(55,000)	3.5223
11/01/16	(61,232)	3.7195
11/03/16	(19,102)	3.5496
11/04/16	(18,158)	3.4166
11/09/16	(60,705)	3.8239
11/10/16	(86,651)	3.9500
11/11/16	(50,000)	3.9080
11/14/16	(45,800)	3.8312
11/15/16	(42,300)	4.1956
11/16/16	(40,000)	4.3925
11/17/16	(19,200)	4.4222
11/18/16	(6,300)	4.3811
11/21/16	(15,000)	4.4750
11/23/16	(22,000)	4.6428
12/07/16	(699,000)	5.8500

All of the above transactions were effected on the open market.